Exhibit 99.1

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

SEPTEMBER 30, 2025

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

AS OF SEPTEMBER 30, 2025

i

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Unaudited)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2025	December 31, 2024
Assets

CURRENT ASSETS:
Cash and cash equivalents	31,588	35,423
Short-term deposits	61,961	95,532
Restricted short-term deposit	1,120	1,138
Trade accounts receivable	9,896	7,751
Prepaid expenses and other current assets	4,455	3,904
Inventories	10,974	10,155
TOTAL CURRENT ASSETS	119,994	153,903

LONG-TERM ASSETS:
Property and equipment, net	3,078	3,555
Operating lease right-of-use assets	7,106	7,458
Intangible assets	3,997	4,702
Goodwill	1,847	1,847
Other assets	669	687
TOTAL LONG-TERM ASSETS	16,697	18,249
TOTAL ASSETS	136,691	172,152

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (Unaudited) (continued)

(U.S. dollars in thousands, except for number of shares and par value)

	September 30, 2025	December 31, 2024
Liabilities and Shareholders’ Equity

CURRENT LIABILITIES:
Trade accounts payable	4,663	6,003
Accrued compensation	4,391	4,964
Current maturities of operating leases liabilities	1,530	975
Forfeiture shares, no par value: 0 and 359,375 shares authorized, issued and outstanding as of September 30, 2025 and December 31, 2024	-	1
Earnout liability	2,494	-
Other current liabilities	8,059	8,384
TOTAL CURRENT LIABILITIES	21,137	20,327

LONG-TERM LIABILITIES:
Non-current operating leases liabilities	6,663	6,645
Earnout liability	-	2,413
Other long-term liabilities	59	79
TOTAL LONG-TERM LIABILITIES	6,722	9,137
TOTAL LIABILITIES	27,859	29,464

COMMITMENTS AND CONTINGENT LIABILITIES (note 5)

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value: 700,000,000 shares authorized as of September 30, 2025 and December 31, 2024; 111,388,173 and 107,614,972 shares issued and 101,575,379 and 106,342,415 shares outstanding as of September 30, 2025 and December 31, 2024, respectively (excluding 0 and 359,375 Ordinary Shares subject to forfeiture)	49	49
Treasury shares at cost: 9,453,419 and 625,682 shares as of September 30, 2025 and December 31, 2024, respectively	(25,006)	(1,613)
Additional paid-in capital	369,700	357,570
Accumulated other comprehensive income	821	601
Accumulated deficit	(236,732)	(213,919)
TOTAL SHAREHOLDERS’ EQUITY	108,832	142,688
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	136,691	172,152

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024

REVENUES	51,222	41,194	17,335	16,038
COST OF REVENUES	(18,883)	(16,990)	(6,413)	(6,993)
GROSS PROFIT	32,339	24,204	10,922	9,045

OPERATING EXPENSES:
Research and development expenses	(31,591)	(30,415)	(10,803)	(10,309)
Sales and marketing expenses	(15,974)	(13,636)	(5,201)	(4,880)
General and administrative expenses	(9,575)	(12,793)	(2,211)	(5,825)
Change in earnout liability	(81)	(292)	(744)	(264)
TOTAL OPERATING EXPENSES	(57,221)	(57,136)	(18,959)	(21,278)
OPERATING LOSS	(24,882)	(32,932)	(8,037)	(12,233)
Change in fair value of Forfeiture Shares	1	38	1	3
Financial income, net	2,189	3,659	726	1,885
LOSS BEFORE INCOME TAXES	(22,692)	(29,235)	(7,310)	(10,345)
INCOME TAXES	(128)	(52)	(14)	(14)
LOSS AFTER INCOME TAXES	(22,820)	(29,287)	(7,324)	(10,359)
Equity in earnings of an investee	7	21	3	4
NET LOSS	(22,813)	(29,266)	(7,321)	(10,355)

Basic and diluted net loss per Ordinary Share	(0.22)	(0.28)	(0.07)	(0.10)
Weighted average number of shares and vested RSUs used in computing net loss per Ordinary Share	103,398,521	105,075,212	101,387,826	106,098,703

Other comprehensive income (loss):
Change in unrealized gain (loss) on cash flow hedges	220	-	(514)	-
TOTAL COMPREHENSIVE LOSS	(22,593)	(29,266)	(7,835)	(10,355)

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(U.S. dollars in thousands, except share data)

	Nine months ended September 30, 2025
	Ordinary Shares			Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares		Amount	in capital	Shares	Income	Deficit	Total
Balance as of January 1, 2025	106,342,415	(**)	49	357,570	(1,613)	601	(213,919)	142,688
Exercise of options and vesting of RSUs	4,060,701		-	460	-	-	-	460
Repurchase of Ordinary Shares	(8,827,737)		-	-	(23,393)	-	-	(23,393)
Stock based compensation	-		-	11,670	-	-	-	11,670	s
Change in unrealized gains on cash flow hedges	-		-	-	-	220	-	220
Net loss for the period	-		-	-	-	-	(22,813)	(22,813)
Balance as of September 30, 2025	101,575,379		49	369,700	(25,006)	821	(236,732)	108,832

	Nine months ended September 30, 2024
	Ordinary Shares			Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares		Amount	in capital	Shares	income	Deficit	Total
Balance as of January 1, 2024	103,154,396	(*)	49	341,591	-	-	(177,336)	164,304
Exercise of options and vesting of RSUs	3,134,298		-	692	-	-	-	692
Stock based compensation	-		-	11,259	-	-	-	11,259
Net loss for the period	-		-	-	-	-	(29,266)	(29,266)
Balance as of September 30, 2024	106,288,694	(**)	49	353,542	-	-	(206,602)	146,989

	Three months ended September 30, 2025
	Ordinary Shares			Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares		Amount	in capital	Shares	income	Deficit	Total
Balance as of July 1, 2025	101,833,680	(**)	49	365,896	(21,374)	1,335	(229,411)	116,495
Exercise of options and vesting of RSUs	1,069,138		-	75	-	-	-	75
Repurchase of Ordinary Shares	(1,327,439)		-	-	(3,632)	-	-	(3,632)
Stock based compensation	-		-	3,729	-	-	-	3,729
Change in unrealized losses on cash flow hedges	-		-	-	-	(514)	-	(514)
Net loss for the period	-		-	-	-	-	(7,321)	(7,321)
Balance as of September 30, 2025	101,575,379		49	369,700	(25,006)	821	(236,732)	108,832

	Three months ended September 30, 2024
	Ordinary Shares			Additional paid-	Treasury	Accumulated other comprehensive	Accumulated
	Shares		Amount	in capital	Shares	income	Deficit	Total
Balance as of July 1, 2024	105,574,104	(*)	49	349,726	-	-	(196,247)	153,528
Exercise of options and vesting of RSUs	714,590		-	56	-	-	-	56
Stock based compensation	-		-	3,760	-	-	-	3,760
Net loss for the period	-		-	-	-	-	(10,355)	(10,355)
Balance as of September 30, 2024	106,288,694	(**)	49	353,542	-	-	(206,602)	146,989

(*)	Excluding 1,006,250 Forfeiture Shares
(**)	Excluding 359,375 Forfeiture Shares

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(22,813)	(29,266)	(7,321)	(10,355)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	2,271	1,758	743	823
Stock-based compensation	11,670	11,259	3,729	3,760
Exchange rate differences	369	1,353	212	87
Realized and unrealized losses on non-designated derivative instruments	655	-	36	-
Interest on short-term deposits	895	605	124	(312)
Change in fair value of Forfeiture Shares	(1)	(38)	(1)	(3)
Change in earnout liability	81	292	744	264
Reduction in the carrying amount of ROU assets	959	1,619	267	896
Equity in earnings of investee, net of dividend received	(1)	21	(2)	4
Changes in operating assets and liabilities, net of effects of businesses acquired:
Trade accounts receivable	(2,169)	7,719	(1,787)	2,804
Prepaid expenses and other current assets	(274)	1,285	(1,152)	977
Inventories	(996)	4,675	464	2,274
Other assets	15	(7)	111	(73)
Trade accounts payable	(1,569)	(1,097)	(368)	738
Accrued compensation	(1,051)	537	(453)	422
Other current liabilities	278	2,150	343	1,532
Change in operating lease liabilities	(722)	(1,487)	(319)	(865)
Other long-term liabilities	(20)	(29)	(32)	(9)
Net cash provided by (used in) operating activities	(12,423)	1,349	(4,662)	2,964

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(77,345)	(103,662)	(24,840)	(16,443)
Maturities of short-term deposits	111,940	129,418	20,105	25,380
Purchase of property and equipment	(818)	(987)	(281)	(722)
Derivative instruments of non-designated hedges	(1,315)	-	(643)	-
Cash paid for business combination, net of cash acquired (note 3)	-	(7,800)	-	-
Net cash provided by (used in) investing activities	32,462	16,969	(5,659)	8,215

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(23,393)	-	(3,632)	-
Exercise of stock options	460	692	75	56
Net cash provided by (used in) financing activities	(22,933)	692	(3,557)	56

Effect of exchange rate changes on cash and cash equivalents	179	(828)	(3)	(498)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(2,715)	18,182	(13,881)	10,737
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	35,423	17,261	46,589	24,706
CASH, CASH EQUIVALENTS AND RESTRICTED DEPOSIT AT THE END OF THE PERIOD	32,708	35,443	32,708	35,443

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid for taxes	134	102	57	39

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (continued)

(U.S. dollars in thousands)

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalent	31,588	35,443	31,588	35,443
Restricted deposit	1,120	-	1,120	-
Total cash, cash equivalent and restricted deposit	32,708	35,443	32,708	35,443
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Trade accounts payable on account on property and equipment	94	309	94	309
Fair value of earnout liability assumed in business combination	-	2,036	-	-
Operating lease liabilities arising from obtaining operating right-of-use assets	607	5,412	113	579

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

NOTE 1 - GENERAL:

a.	Valens Semiconductor Ltd. (hereafter “Valens”, and together with its wholly owned subsidiaries, the “Company”), was incorporated in Israel in 2006.

As of September 30, 2021, the Company began trading on the New York Stock Exchange under the Symbol “VLN”.

Valens is a leading provider of semiconductor products (chips), operates in the CIB and Automotive industries, renowned for its Physical Layer (PHY) technology, enabling resilient high-speed connectivity over simple, low-cost infrastructure. Valens is the inventor of the HDBaseT Technology, which enables the converged delivery of ultra-high-definition digital video and audio, Ethernet, control signals, USB and power through a single cable. In the CIB space, Valens’ HDBaseT technology enables plug-and-play digital connectivity between ultra-HD video sources and remote displays. In the automotive domain, Valens’ product offering includes both symmetric and asymmetric connectivity technology for high bandwidth transmission of native interfaces over a single low-cost wires and connectors. Valens’ advanced PHY technology for the auto industry provides the safety and resilience required to handle the noisy automotive environment, addressing the needs of Advanced driver-assistance systems (ADAS), Automotive Data Solutions (ADS), infotainment, telematics and backbone connectivity.

b.	On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces have responded. In addition, both Hezbollah and the Houthi movement have attacked military and civilian targets in Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement has attacked international shipping lanes in the Red Sea, to which both Israel and the United States have responded. Further, on April 13, 2024 and October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel has responded. Most recently, on June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date, our operations have not been materially affected. We expect that the current conflict in the Gaza Strip, Lebanon, Iran and the broader region, as well as the security escalation in Israel, will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

c.	The Company has assessed the potential impact of the United States tax reform legislation enacted through the One Big Beautiful Bill Act (“OBBBA”) in the third quarter of 2025, the period of enactment, as well as recent tariff measures introduced by the U.S. government (the “Trump Tariffs”). Following its evaluation, management determined that these legislative and trade actions did not have a material effect on the Company’s condensed consolidated financial statements. Accordingly, no adjustments to income tax expense or deferred tax assets and liabilities were recorded for the three and nine months ended September 30, 2025. The Company will continue to monitor changes in U.S. tax laws and trade policy for any potential future impact.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the nine and three months ended September 30, 2025, are not necessarily indicative of the results to be expected for the full year ending December 31, 2025. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that were included in Form 20-F for the year ended December 31, 2024.

The carrying value of cash and cash equivalents, accounts receivable, deposits and accounts payable (included in the condensed consolidated balance sheets) approximates their fair value because of their generally short maturities.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2024.

b.	New Accounting Pronouncements

Accounting pronouncements effective in future periods:

In December 2024, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION:

On May 31, 2024 (The “Closing date”), the Company closed a purchase transaction with the shareholders of Acroname Inc. (“Acroname”), a US company specializing in advanced automation and control technologies, to acquire 100% of its equity, for a total cash consideration of $9.1 million, of which $1.3 million in consideration of the amount of cash held by Acroname at closing. In addition, the Company shall be obligated to pay Acroname’s former shareholders earnout payments of up to $7.2 million in cash, of which payment of $1.5 million upon completion of a development of a certain product by September 2026, and the remaining payment depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025.

The following table summarizes the fair value of the consideration transferred to Acroname shareholders:

U.S. dollars in thousands
Cash payment	9,160
Fair value of earnout liability (*)	2,036
Total consideration	11,196

(*)	The Company recorded earn out liability in connection with its business combination at fair value on the acquisition date.

The results of operations of Acroname have been included in the consolidated financial statements since the Closing date. The amounts of revenues related to Acroname that are included in the Company’s condensed consolidated interim statements of operations and comprehensive loss during the nine and three months ended September 30, 2025, are $4,158 thousand and $1,737 thousand, respectively. The amounts of net loss related to Acroname that are included in the Company’s condensed consolidated statements of operations and comprehensive loss during the nine and three months ended September 30, 2025, are $1,619 thousand and $422 thousand, respectively (including amortization of tangible and intangible assets in the amount of $882 and $294 thousand).

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 3 - BUSINESS COMBINATION (continued):

The following table summarizes the final purchase price allocation to the fair value of the assets acquired and liabilities assumed:

Allocation of
Purchase
Price
U.S. dollars in thousands

Cash and cash equivalents	1,360
Accounts Receivables	294
Inventory (1)	2,635
Other current assets	123
Property and equipment	25
Operating lease right-of-use assets	650

Core Technology (2)	4,653
Customer relationships (3)	597
Goodwill (4)	1,847
Total assets acquired	12,184
Operating leases liabilities	(650)
Other liabilities	(338)
Total liabilities assumed	(988)

Net assets acquired	11,196

(1)	The estimated fair value of the finished goods inventory was deriving from its cost value, as of the valuation date, with the addition of the gross profit of Acroname, and after deducting the direct selling expenses with relation to the inventory, and the marketing profit.

(2)	The acquired company is deemed to have an underlying technology of a value, through its continued use or re-use in many products or many generations of a singular product (a product family). The fair value of Core Technology was estimated by applying the income approach, specifically the Multi Period Excess Earnings method. Core Technology is amortized over a period of 5.6 years. The discount rate for Acroname’s technology was estimated at 25.3% reflecting the WACC.

(3)	The fair value of the Customer relationships was estimated by applying the income approach, specifically the distributor method. The Customer relationships are amortized over a period of 5.6 years. The discount rate for Acroname’s Customer relationships was estimated at 25.3% reflecting the WACC.

(4)	Goodwill is primarily related to the workforce, expected synergies such as potential cost savings in operations as a result of the business combination as well as potential future development of the mutual development projects. The goodwill is deductible for tax purposes. All of the $1,847 thousand of goodwill was assigned to Cross Industry business (“CIB”) segment.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 4 - INVENTORIES:

	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Work in process	3,574	4,547
Finished goods	7,400	5,608
	10,974	10,155

Inventories write-downs amounted to $9 thousand and $404 thousand during the nine months ended September 30, 2025, and 2024, respectively. Inventories write-downs amounted to $0 thousand and $104 thousand during the three months ended September 30, 2025, and 2024, respectively.

Inventories write-downs are recorded in cost of revenues.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Noncancelable Purchase Obligations

The Company depends upon third party subcontractors for manufacturing of wafers, packaging and final tests. As of September 30, 2025, and December 31, 2024, the total value of open purchase orders acknowledged by such manufacturing contractors was approximately $5,686 thousand and $8,044 thousand, respectively.

The Company has noncancelable purchase agreements for certain IP embedded in the Company’s products as well as certain agreement for the license of development tools used by the development team. As of September 30, 2025, and December 31, 2024, the total value of non-paid amounts related to such agreements totaled to $611 thousand and $2,349 thousand, respectively.

b.	Legal proceedings

As of September 30, 2025 and December 31, 2024, the Company is not a party to, or subject to the provisions of any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality. There is no material action, suit, proceeding or investigation by the Company currently pending or that the Company intends to initiate.

On March 26, 2024, the Company received a complaint from a customer regarding allegedly damaged chips due to a certain batch production incident that customer embedded in its product. The Company identified and remedied the production process.

On September 10, 2024, the customer sent a cost claim letter in the amount of 2,096 thousand Euro ($2,459 thousand).

In 2024, the Company recorded a relevant provision in its financial statements, within its other current liabilities. Relevant expenses were recorded in the general and administrative expenses.

In June 2025, following the ongoing discussions with the customer and updated indications, the Company decreased the provision in its financial statements by $323 thousand. Relevant income was recorded in the general and administrative expenses.

In October, the insurance company provided a draft release and discharge agreement to be signed by the Company, the customer, and the insurer. Subject to the final execution of such agreement by all parties, the insurance company will pay the customer $1,726 thousand, less a $250 thousand retention amount to be paid by the Company, as final settlement of the claim.

Based on the progress achieved to date and the insurance company’s written confirmation of its intent to settle, management determined that the realization of the reimbursement from the insurer is probable and the amount is reasonably estimable. Accordingly, the Company recognized in Q3 2025 an insurance recovery asset of $1,476 thousand (representing the expected reimbursement from the insurer). The related income was recognized within general and administrative expenses in the consolidated statement of operations.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 6 - OTHER CURRENT LIABILITIES:

	September 30, 2025	December 31, 2024
	U.S. dollars in thousands

Accrued vacation	3,662	3,166
Taxes payable	14	31
Estimated accrual for a certain batch production incident	2,138	2,182
Derivative liabilities	-	605
Accrued expenses	2,061	1,738
Other	184	662
	8,059	8,384

NOTE 7 - FORFEITURE SHARES:

a.	On March 29, 2021 (the “Closing Date”, please refer to note 1a of the financial statements as of December 31, 2024), 1,006,250 Ordinary Shares that PTK sponsor received in respect of its PTK common stock, are subject to forfeiture if certain price targets for the Valens Ordinary Shares are not achieved within a certain period of time (of up to four years), after the Closing Date or if an M&A Transaction (as defined in the Merger Agreement Closing, please refer to note 1c of the financial statements as of December 31, 2024), does not occur at a certain minimum price.

The Company performed a Monte-Carlo simulation to calculate the fair value of such shares.

On September 30, 2024, 646,875 Ordinary Shares were forfeited because the specified price targets were not met.

On September 30, 2025, 359,375 Ordinary Shares were forfeited because the specified price targets were not met.

As of September 30, 2025, there are no remaining Forfeiture Shares.

The fair value of the Forfeiture Shares was computed using the following key assumptions:

December 31, 2024
Stock price	2.60
Expected term (years)	0.75
Expected volatility	63.84%
Risk-free interest rate	4.20%

b.	The table below sets forth a summary of the changes in the fair value of the Forfeiture Shares classified as Level 3:

	Nine months ended September 30, 2025	Year ended December 31, 2024
	U.S. dollars in thousands

Balance at beginning of period	1	38
Changes in fair value	(1)	(37)
Balance at end of the period	-	1

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 8 - EARNOUT LIABILITY

With respect to the Acroname’s acquisition (See also note 3), the Company shall be obligated to pay Acroname’s former shareholders earn out payments of up to $7.2 million, of which an amount of $1.5 million upon completion of a development of a certain product by September 2026, and the remaining amount depending on the achievement of certain revenue, EBITDA and cashflow targets in 2024 and 2025. These earn out payments are expected to be paid during 2026, in case targets are met.

The Company recorded earn out liability in connection with these payments at fair value on the acquisition date. The Company performed a Monte-Carlo simulation to calculate the fair value of earnout liability. The fair value of the earnout liability was computed using the following key assumptions: discount rate of 21.4%, expected term of 1.59-2.08 years, expected volatility of 55.71% and risk-free interest rate of 5.04%.

Each reporting period thereafter, the Company revalues the earn-out liability and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earnout liability can result from adjustments to the discount rates, revenues, profitability targets and achievement of mutual development project. This fair value measurement represents Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations and comprehensive loss.

The fair value of the earnout liability was computed using the following key assumptions:

	September 30, 2025	December 31, 2024
Discount rate	20.1%	20.7%-22.8%
Expected term (years)	0.50-1.00	1.00-1.50
Expected volatility	32.31%	48.09%
Risk-free interest rate	4.02%	4.16%

The following table summarizes the activity for the earnout liability, where fair value measurement is estimated utilizing Level 3 inputs:

	Nine months ended September 30, 2025	Year ended December 31, 2024
	U.S. dollars in thousands
Fair value at the beginning of the period	(2,413)	-
Initial recognition of earnout liability	-	(2,036)
Change in fair value of earnout liability	(81)	(377)
Fair value at the end of the period	(2,494)	(2,413)

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - DERIVATIVES AND HEDGING:

Derivatives

Generally accepted accounting principles require all derivatives, whether designated in a hedging relationship or not, to be recorded on the balance sheet at fair value. These derivative instruments are measured at fair value within Level 2 of the fair value hierarchy. The Company’s earnings and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The Company’s foreign currency risk management strategy is principally designed to mitigate the future potential financial impact of changes in the U.S. Dollar value of anticipated transactions and balances denominated in ILS resulting from changes in USD/ILS exchange rates. The Company entered into derivative transactions, specifically foreign currency forward contracts, to manage its exposure to foreign currency exchange risk to reduce earnings volatility. The Company does not enter into derivative transactions for trading or speculative purposes.

Non-Designated Hedges

The Company hedges its foreign currency monetary assets primarily resulting from foreign currency denominated short-term deposits and monetary liabilities resulting from lease liabilities with foreign exchange forward contracts to reduce the risk that the Company’s earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These contracts have maturities of up to approximately 12 months. Generally, The Company does not designate these foreign currency forward contracts as hedges for accounting purposes and changes in the fair value of these instruments are recognized immediately in earnings. Any gains or losses on the underlying foreign-denominated balance are offset by the losses or gains on the forward contract. Derivative instruments are recorded as other current assets and other current liabilities, according to the timing of the cash flows. As of September 30, 2025, the derivative instruments are recorded as other current assets. Gains and losses on forward contracts and foreign denominated deposits and monetary liabilities resulting from lease liabilities are included in financial income, net. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from investing and operating activities.

As of September 30, 2025 and December 31, 2024, we had outstanding forward contracts not designated as hedging instruments with notional and fair value amounts equivalent to the following:

Currency Hedged	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Israeli Shekel / U.S. Dollar	299	20,038
Fair value of derivatives assets	3	1
Fair value of derivatives liabilities	-	605

The following table shows the effect of our non-designated hedges on the Consolidated Statements of Operations for the nine months ended September 30, 2025:

	Location of Losses	Nine months ended September 30, 2025	Three months ended September 30, 2025
		U.S. dollars in thousands
Net realized and unrealized loss, excluding the underlying foreign currency exposure being hedged	Financial income, net	(655)	(36)

For the nine and three months ended September 30, 2025, foreign currency profit, net was $781 and $50 thousand, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 9 - DERIVATIVES AND HEDGING (continued):

Designated Hedges

During the fourth quarter of 2024 the Company initiated a foreign currency cash flow hedging program, designed to hedge the Company’s foreign exchange rate risk, resulting from ILS payroll expenses. The Company hedges portions of its forecasted payroll payments denominated in ILS for a period of up to 12 months, using forward contracts that are designated as cash flow hedges, as defined by ASC 815. Derivative instruments are recorded as other current assets or other current liabilities, according to the timing of the cash flows. As of September 30, 2025, the derivative instruments are recorded as other current assets. For these derivative instruments, designated as a cash flow hedge, gains and losses are reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the hedged transaction and in the same period or periods during which the hedged transaction affects the statement of operations. As of September 30, 2025, the Company expects to reclassify all of its unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months. The cash flows associated with these derivatives are classified in the consolidated statements of cash flows consistently with the classification of the underlying hedged transaction, within cash flows from operating activities.

The notional and fair value amount and fair value of outstanding derivatives at the end of each period were:

	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Notional amount of foreign currency contracts	8,021	20,061
Fair value of derivatives assets	821	601

The change in accumulated other comprehensive income relating to gains or losses on derivatives used for hedging was as follows:

	Nine months ended September 30, 2025	Three months ended September 30, 2025
	U.S. dollars in thousands
Other comprehensive income before reclassifications	(1,555)	(207)
Amounts reclassified out of accumulated other comprehensive income (*)	1,335	721
Other comprehensive income, net	(220)	514

(*)	Amounts of gains reclassified from other comprehensive income into profit or loss are recorded in cost of revenue and operating expenses. In the nine months ended September 30, 2025, $36 thousand, $837 thousand, $267 thousand and $195 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

In the three months ended September 30, 2025, $20 thousand, $446 thousand, $145 thousand and $110 thousand were recorded in cost of revenue, research and development, sales and marketing and general and administrative expenses, respectively.

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 10 - TREASURY SHARES:

a.	On December 27, 2024, the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $10 million. As of September 30, 2025, the Company has repurchased in the open market a total of 3,302,194 shares at a total consideration of $10 million (of which a total of 625,682 shares at a total consideration of $1.6 million were repurchased in 2024).

b.	On February 11, 2025, the Company initiated a second share repurchase program (the – “Second Buyback”), at an aggregate amount of up to $15 million. As of September 30, 2025, The Company has repurchased in the open market a total of 6,151,225 shares at a total consideration of $15 million.

NOTE 11 - STOCK-BASED COMPENSATION:

Stock Options

As of September 30, 2025, and December 31, 2024, the number of Ordinary Shares included in the Company’s option plans totaled to 41,240,618 and 35,874,244, respectively.

1,270,784 out of the outstanding options that have not yet vested as of September 30, 2025, have acceleration mechanisms according to certain terms set forth in the grant agreements primarily in the case of an M&A Transaction which constitutes a Liquidation Event.

As of September 30, 2025, the unrecognized compensation costs related to those unvested stock options are $1,324 thousand, which are expected to be recognized over a weighted-average period of 1.86 years.

The following is a summary of the status of the Company’s share option plan as of September 30, 2025:

	Nine months ended on
	September 30, 2025
	Number of Options	Weighted-Average Exercise price
Options outstanding as of December 31, 2024	10,569,170	$1.07
Granted during the period	1,736,385	$2.31
Exercised during the period	(566,516)	$0.81
Forfeited during the period	(16,563)	$2.10
Options outstanding as of September 30, 2025	11,722,476	$1.26
Options exercisable as of September 30, 2025	9,961,659	$1.06

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

The following table summarizes information about stock options outstanding as of September 30, 2025:

Outstanding as of September 30, 2025					Exercisable as of September 30, 2025
Range of exercise prices	Number outstanding	Weighted average remaining contractual term	Weighted average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)	Number Exercisable	Weighted average remaining contractual term	Weighted Average exercise price	Aggregate intrinsic value (U.S. dollars in thousands)
$0.15-$0.86	9,076,257	3.52	0.80	9,002	9,066,224	3.52	0.80	8,992
$1.87	3,313	5.28	1.87	-	3,313	5.28	1.87	-
$2.10-$2.13	55,710	6.00	2.13	-	18,570	6.00	2.13	-
$2.27	1,224,460	6.75	2.27	-	-	-	-	-
$2.39-$2.41	937,194	5.84	2.40	-	515,977	5.60	2.40	-
$4.99	196,625	4.29	4.99	-	154,908	4.29	6.33	-
$5.36	140,000	3.75	5.36	-	113,750	3.75	5.36	-
$7.58	85,380	3.29	7.58	-	85,380	3.29	7.58	-
$9.07	3,537	3.21	9.07	-	3,537	3.21	9.07	-

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	For the Nine months ended on September 30, 2025	For the nine months ended on September 30, 2024
Expected term	4-5	4-5
Expected volatility	59.63%-65.99%	57.53%-58.56%
Expected dividend rate	0%	0%
Risk-free rate	3.70%-4.36%	3.55%-3.92%

During the nine months period ended on September 30, 2025, 836,385 options were granted to related parties (please refer to Note 15 for further information).

As of September 30, 2025, the unrecognized compensation costs related to unvested stock options was $1,853 thousand, which are expected to be recognized over a weighted-average period of 1.82 years.

The weighted-average fair value of the options that were granted during the nine-month period ended September 30, 2025 was $2.31 at the grant date.

The total intrinsic value of options exercised during the period of nine months ended September 30, 2025 and 2024 was $978 and $1,939 thousand, respectively.

The following table presents the classification of the stock options expenses for the periods indicated:

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenue	62	132	25	44
Research and development	296	651	67	210
Sales and marketing	131	684	47	194
General and administrative	530	752	219	189
Total stock-based compensation	1,019	2,219	358	637

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 11 - STOCK-BASED COMPENSATION (continued):

Restricted Stock Units

The following is a summary of the status of the Company’s RSU’s as of September 30, 2025, as well as changes during the period of nine months ended September 30, 2025:

	Number of RSUs	Weighted- Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	8,827,092	$3.13
Granted during the period	4,757,929	$2.16
Vested during the period	(3,494,185)	$3.24
Forfeited during the period	(614,936)	$2.78
Outstanding at the end of the period	9,475,900	$2.63

As of September 30, 2025, the unrecognized compensation cost related to unvested RSUs totaled to approximately $20,346 thousand and is expected to be expensed over a weighted-average recognition period of approximately 2.38 years.

During the nine months ended on September 30, 2025, 610,449 RSU’s were granted to several related parties (please refer to Note 15 regarding Related Parties).

The following table presents the classification of RSU’s expenses for the periods indicated:

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Cost of revenue	689	580	230	194
Research and development	5,255	4,499	1,729	1,542
Sales and marketing	2,775	2,268	800	779
General and administrative	1,932	1,693	612	608
Total stock-based compensation-RSUs	10,651	9,040	3,371	3,123

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 12 - NET LOSS PER ORDINARY SHARE:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share for the periods indicated:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Basic net loss per Ordinary Share
Numerator:
Net loss	(22,813)	(29,266)	(7,321)	(10,355)

Denominator:
Weighted average outstanding common shares and vested RSUs – basic and diluted	103,398,521	105,075,212	101,387,826	106,098,703
Basic and dilutive net loss per common share	(0.22)	(0.28)	(0.07)	(0.10)

The following weighted-average shares of securities were not included in the computation of diluted net income (loss) per common share as their effect would have been anti-dilutive:

	Nine months ended		Three months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Options	11,145,823	11,063,254	11,744,039	10,806,286
Restricted Stock Units	9,151,496	7,254,370	10,060,385	9,394,111
Private Warrants	3,330,000	3,330,000	3,330,000	3,330,000
Public Warrants	5,750,000	5,750,000	5,750,000	5,750,000
Forfeiture Shares	359,375	790,625	359,375	359,375

NOTE 13 - FINANCIAL INCOME, NET:

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands

Foreign currency exchange differences	(369)	(972)	(212)	299
Realized and unrealized losses on derivative instruments	(655)	-	(36)	-
Interest income on short-term deposits	3,310	4,658	988	1,597
Other	(97)	(27)	(14)	(11)
Total financial income, net	2,189	3,659	726	1,885

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER:

a.	The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the two identified reportable segments. The Company’s business includes two operating segments based on the two markets the Company serves:

Cross Industry Business: The Company’s solutions for the non-automotive verticals, including audio-video, industrial, machine vision and medical markets, that deliver superior, plug-and-play convergence and distribution of different interfaces, through a single long-distance category cable.

Automotive: Valens Automotive delivers safe & resilient high-speed in-vehicle connectivity for advanced car architectures, realizing the vision of connected and autonomous cars.

Assets information is not provided to the CODM and is not reviewed. Revenues and cost of goods sold are directly associated with the activities of a specific segment. Direct operating expenses, including general and administrative expenses, associated with the activities of a specific segment are charged to that segment. General and administrative expenses which cannot be attributed directly, are allocated evenly between segments. Other operating expenses are allocated to segments based on headcount ratio.

The CODM monitors the gross profit of each segment to analyze fluctuations relative to prior periods (cost reductions, change in product mix etc.).

The CODM uses segment operating profit (loss) to evaluate income (loss) generated from segment assets in deciding whether to reinvest profits into the segment. Segment operating profit (loss) is used to monitor budget versus actual results, in order to assess the performance of the segment.

	Nine months ended on September 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	37,802	13,420	51,222
Cost of revenues	11,836	7,047	18,883
Gross profit	25,966	6,373	32,339
Research and development expenses	20,217	11,374	31,591
Sales and marketing expenses	8,204	7,770	15,974
General and administrative expenses	6,257	3,318	9,575
Change in earnout liability	81	-	81
Segment operating loss	(8,793)	(16,089)	(24,882)
Change in fair value of Forfeiture Shares			1
Financial income, net			2,189
Loss before taxes on income			(22,692)

Depreciation and Amortization expenses	1,595	676	2,271
Stock-based compensation	5,367	6,303	11,670

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Nine months ended on September 30, 2024
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	24,618	16,576	41,194
Cost of revenues	6,415	10,575	16,990
Gross profit	18,203	6,001	24,204
Research and development expenses	17,348	13,067	30,415
Sales and marketing expenses	6,410	7,226	13,636
General and administrative expenses	5,816	6,977	12,793
Change in earnout liability	292	-	292
Segment operating loss	(11,663)	(21,269)	(32,932)
Change in fair value of Forfeiture Shares			38
Financial income, net			3,659
Loss before taxes on income			(29,235)

Depreciation and Amortization expenses	1,067	691	1,758
Stock-based compensation	5,145	6,114	11,259

	Three months ended on September 30, 2025
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	13,226	4,109	17,335
Cost of revenues	4,081	2,332	6,413
Gross profit	9,145	1,777	10,922
Research and development expenses	7,058	3,745	10,803
Sales and marketing expenses	2,661	2,540	5,201
General and administrative expenses	2,025	186	2,211
Change in earnout liability	744	-	744
Segment operating loss	(3,343)	(4,694)	(8,037)
Change in fair value of Forfeiture Shares			1
Financial income, net			726
Loss before taxes on income			(7,310)

Depreciation and Amortization expenses	525	218	743
Stock-based compensation	1,734	1,995	3,729

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Three months ended on September 30, 2024
	CIB	Automotive	Consolidated
	U.S. dollars in thousands
Revenues	9,371	6,667	16,038
Cost of revenues	2,779	4,214	6,993
Gross profit	6,592	2,453	9,045
Research and development expenses	5,569	4,740	10,309
Sales and marketing expenses	2,470	2,410	4,880
General and administrative expenses	2,211	3,614	5,825
Change in earnout liability	264	-	264
Segment operating loss	(3,922)	(8,311)	(12,233)
Change in fair value of Forfeiture Shares			3
Financial income, net			1,885
Loss before taxes on income			(10,345)

Depreciation and Amortization expenses	559	264	823
Stock-based compensation	1,721	2,039	3,760

b.	Geographic Revenues

The following table shows revenue by geography, based on the customers’ “bill to” location:

	Nine months ended September 30		Three months ended September 30
	2025	2024	2025	2024
	U.S. dollars in thousands
Israel	269	582	76	151
China	7,170	5,630	2,596	2,123
Hong Kong	7,443	3,878	2,349	2,304
Hungary	6,105	9,978	1,395	3,849
United States	6,867	6,669	2,538	2,207
Portugal	7,064	5,547	2,508	2,448
Other	16,304	8,910	5,873	2,956
	51,222	41,194	17,335	16,038

c.	Supplemental data - Major Customers:

The following tables summarize the significant customers’ (including distributors) accounts receivable and revenues as a percentage of total accounts receivable and total revenues, respectively:

	September 30, 2025	December 31, 2024
Accounts Receivable	% of Account Receivable
Customer A	21%	14%
Customer B	15%	16%
Customer C	13%	18%
Customer D	4%	14%

VALENS SEMICONDUCTOR LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(continued)

NOTE 14 - SEGMENT AND REVENUE BY GEOGRAPHY AND BY MAJOR CUSTOMER (continued):

	Nine months ended September 30,		Three months ended September 30,
	2025	2024	2025	2024
Revenues	% of Revenues		% of Revenues
Customer A	14%	13%	14%	17%
Customer B	10%	8%	12%	10%
Customer D	6%	16%	2%	23%

d.	Long-lived assets by Geography:

	September 30, 2025	December 31, 2024
	U.S. dollars in thousands
Domestic (Israel)	8,754	9,482
China	233	314
USA	1,032	931
Other	165	286
	10,184	11,013

NOTE 15 - RELATED PARTY TRANSACTIONS

During the nine and three months ended on September 30, 2025, the Company granted 836,385 and 46,960 stock options, respectively, at a weighted average exercise price of $2.36 to several executive officers, and Board of Directors (“Board”) members of the Company.

In addition, during the nine and three months ended September 30, 2025, the Company granted 610,449 and 60,795 RSUs, respectively, to several executive officers and Board members of the Company.

The fair value of the stock options that were granted during the nine months ended September 30, 2025, is $915 thousand, which is expected to be recognized over a 1-4-year vesting period, and the fair value of the granted RSUs is $1,360 thousand, which is expected to be recognized over a 1-4-years vesting period.

NOTE 16 - SUBSEQUENT EVENTS

On November 2, 2025 the Company’s Board approved the appointment of a new Chief Executice Officer (“CEO”), effective November 13, 2025. The newly appointed CEO will also join the Company’s Board. Subject to shareholders’ approval, the new CEO will be granted 4,000,000 stock options under the Company’s 2021 Share Incentive Plan.

In addition, the Board approved, subject to shareholders’ approval, a grant of 1,050,000 stock options to the chairman of the Board.

To support these grants, the Board further approved an increase of 3,500,000 Ordinary Shares to the Company’s available option pool for future equity grants under the 2021 Share Incentive Plan.